Exhibit 99.1

Envigado, August 25, 2023

NOTICE TO BDRs AND ADRs HOLDERS

Possibility of Conversion of Éxito BDRs and ADRs without Charging Fees

Almacenes Éxito S.A. (“Éxito”), within the scope of the segregation of its businesses with Companhia Brasileira de Distribuição (“GPA” and “Transaction”, respectively), hereby inform the following.

I. Delivery of Éxito’s BDRs and ADRs and Possibility of Conversion

According to the disclosures made by Éxito on August 8, 2023, the holders of common shares issued by GPA registered in their records on the base date of August 22, 2023, will receive, on this date, the credit of Brazilian Depositary Receipts Level II backed by shares issued by Éxito (“BDRs”), observing the ratio of 1 BDR for each share of GPA.

Holders of GPA’s American Depositary Receipts (“ADRs”), in turn, will receive one Éxito ADR for every two GPA ADRs on August 28, 2023.

GPA shareholders who receive Éxito’s BDRs and ADRs may, according to the schedule below, request the conversion of their BDRs into ADRs or into shares issued by Éxito and GPA ADR holders may request the conversion of their ADRs into BDRs or into shares issued by Éxito, observing the procedure described in item III below.

Conversions requested up to October 2, 2023, inclusive, will be carried out without the respective depositaries charging a cancellation fee or a fee for the issuance of BDRs and ADRs, as the case may be. For conversions requested after this date, the cancellation and issue fees in force will be charged by the depositaries.

Timetable for Conversion without Charging Fees

Convertion	Starting Date	Final Date
BDRs to shares	August 25th, 2023	October 2nd, 2023
BDRs to ADRs	September 1st, 2023	October 2nd, 2023
ADRs to shares	September 1st, 2023	October 2nd, 2023
ADRs to BDRs	September 1st, 2023	October 2nd, 2023

II. Procedures for the Conversion

Holders of Éxito’s BDRs who are interested in converting their BDRs into shares or ADRs may convert them by providing instructions for cancellation of their BDRs and subsequent conversion to their local broker(s).

Holders of Éxito’s ADRs who are interested in converting their ADRs into shares or BDRs may convert them by providing instructions for cancellation of their ADRs and subsequent conversion by completing the conversion request form provided by the ADR depositary, J. P. Morgan Chase Bank, N.A.

For further details regarding the conversion procedure, holders of Éxito’s BDRs should consult their brokers or other advisors, and holders of ADRs should consult the ADR’s depositary, J. P. Morgan Chase Bank, N.A. at DR_Settlements@jpmorgan.com.